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SEC 07004105 IISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 12680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Delran Parkway, Suite B
(No. and Street)

Delran (City) NJ (State) 08075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Paglione 856-393-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive (Address) Princeton (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Adam Paglione, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCG Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
DEBORAH A. CELLICH, Notary Public
Media Boro., Delaware County
My Commission Expires October 24, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCG Securities, Inc.
Table of Contents
December 31, 2006 and 2005



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
BCG Securities, Inc.:

We have audited the accompanying statements of financial condition of BCG Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

February 22, 2007

BCG Securities, Inc.
Balance Sheets
December 31, 2006 and 2005

Assets	**2006**	**2005**
Cash and cash equivalents	$ 128,770	$ 250,051
Restricted cash	25,000	45,000
Commissions receivable, net of allowance of $-0-	224,739	357,215
Other receivables	9,268	--
Prepaid expenses	28,795	454
Total current assets	416,572	652,720
Equipment, net	1,417	2,833
Other assets	3,212	3,212
	$ 421,201	$ 658,765

Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$ 201,643	$ 257,878
Accrued expenses	16,914	57,805
Due to related parties	64,354	65,145
Total liabilities	282,911	380,828
Stockholders' equity:		
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500	27,500
Additional paid-in capital	77,200	77,200
Retained earnings	300,490	440,137
	405,190	544,837
Less: 92,000 shares of treasury stock at cost	(266,900)	(266,900)
Total stockholders' equity	138,290	277,937
	$ 421,201	$ 658,765

The Notes to Financial Statements are an integral part of these statements.

BCG Securities, Inc.
Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commission - investment funds	$ 5,186,204	$ 3,616,193
Commission - insurance	60,760	32,389
Commission - group insurance	84,811	56,551
Financial planning	13,361	4,419
Interest	6,868	7,106
	5,352,004	3,716,658
Costs and expenses		
Commissions	3,540,086	1,851,781
Salaries and wages	1,315,254	1,136,888
Payroll and other taxes	93,583	79,128
Regulatory fees	72,325	54,818
Computer fees	93,502	76,834
Insurance	20,149	39,880
Employee benefits	71,381	48,929
Employment expenses	2,308	16,496
Copier expenses	12,155	22,864
Advertising	13,496	2,762
Rent	36,858	27,770
Travel and entertainment	12,421	13,920
Seminars and training	38,996	42,820
Office	23,125	13,133
Professional fees	36,388	24,747
Utilities	16,281	17,636
Postage	11,704	7,802
Depreciation	1,416	1,417
Repairs and maintenance	7,523	4,037
Telephone	11,827	12,837
Automotive	12,558	2,584
Contributions	54	1,045
Miscellaneous	48,261	29,809
	5,491,651	3,529,937
Net income (loss)	$ (139,647)	$ 186,721

The Notes to Financial Statements are an integral part of these statements.

BCG Securities, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
January 1, 2005	$ 27,500	$ 77,200	$ 253,416	$ (266,900)	$ 91,216
Net income	--	--	186,721	--	186,721
December 31, 2005	27,500	77,200	440,137	(266,900)	277,937
Net loss	--	--	(139,647)	--	(139,647)
December 31, 2006	$ 27,500	$ 77,200	$ 300,490	$ (266,900)	$ 138,290

The Notes to Financial Statements are an integral part of these statements.

BCG Securities, Inc.
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$ (139,647)	$ 186,721
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,416	1,417
Changes in:		
Commissions receivable	132,476	(308,829)
Other receivables	(9,268)	--
Prepaid expenses	(28,341)	24,961
Commissions payable	(56,235)	197,335
Accrued expense	(40,891)	24,330
Due to related parties	(791)	34,904
Net cash provided by (used in) operating activities	(141,281)	160,839
Cash flows from investing activities		
Purchase of equipment	--	(4,250)
Cash flows from financing activities		
(Increase) decrease in restricted cash	20,000	(25,000)
Net increase (decrease) in cash and cash equivalents	(121,281)	131,589
Cash and cash equivalents, at beginning of year	250,051	118,462
Cash and cash equivalents, at end of year	$ 128,770	$ 250,051
Supplemental disclosure of cash flow information		
Cash paid during the year for income tax	$ 500	$ 500

The Notes to Financial Statements are an integral of these statements.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Nature of Business Operations
BCG Securities, Inc. (the "Company") was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers (NASD).

The Company brokers securities transactions for investment mutual funds, for customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies and individuals located in the Northeast United States.

Commissions Receivable
Commissions receivable represents amounts due form the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged, by the Company, to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2006 and 2005.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Disclosures About Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, restricted cash, commissions receivable, accounts payable, commissions payable, and accrued expenses approximate fair value due to the short maturity of these items.

Revenue Recognition
Commission income and related expenses are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Cash Equivalents
Cash and cash equivalents, consists of cash and highly liquid instruments with an original maturity of three months or less when purchased.

Computer Equipment
Equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation is computed based on an estimated useful life of 3 years.

Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising costs expensed for the years ended December 31, 2006 and 2005 amounted to $13,496 and $2,762 respectively.

Business Concentrations
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe the Company is exposed to any significant credit risk on its cash balances.

Income Taxes
The Company has elected S corporation status, for federal and state purposes, effective January 1, 2000. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur significant income tax obligations, and the financial statements will not include a provision for income taxes.

2. Restricted Cash

The Company maintains a depository account with its clearing brokers, in the amount of $25,000 and $45,000 at December 31, 2006 and 2005, respectively, pursuant to its clearing agreements.

3. Related Party Transactions

The Company has entered into an agreement with its affiliated companies that provides for an allocation of shared expenses. During 2006, the Company's obligation was determined by its occupation of square footage compared to the entire square footage of the building (18%), or by the number of Company employees compared to the total number of employees of all affiliated companies (18%). During 2005, the Company's obligation was determined by its occupation of square footage compared to the entire square footage of the building (20%), or by the number of Company employees compared to the total number of employees of all affiliated companies (15%).

Substantially all expenses in the statements of income for the years ended 2006 and 2005 were advanced by a related affiliate. Expenses directly allocated in the statement of income for the years ended 2006 and 2005 include commissions, salaries and wages, payroll and other taxes, regulatory fees, professional fees, dues and subscriptions, postage, travel, and auto expenses. At December 31, 2006 and 2005 the Company owed the related affiliate $64,354 and $65,145, respectively. Lease commitments for equipment and building are in the Company's parent's name. The equipment commitments expire from January 2007 thru November 2007. The building commitment expires October 2010.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2006, the Company had net capital of $60,596, which was $41,735 in excess of its required minimum net capital of $18,861. Also, at December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 4.6 to 1.0.

5. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

6. Equipment

Equipment as of December 31, consists of the following:

	2006	2005
Equipment	$ 4,250	$ 4,250
Accumulated Depreciation	2,833	1,417
Equipment, Net	$ 1,417	$ 2,833

Depreciation expense charged to operations for the years ended December 31, 2006 and 2005 totaled $1,416 and $1,417 respectively.

7. *Concentration of Credit Risk*

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of commissions receivable.

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2006 and 2005, the Company had no significant concentration of credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

8. Employee Benefit Plan

The Company participates in a multi-employer 401(k) deferred contribution plan that provides benefits to all employees who have elected to participate. The plan provides for a match at the employer's discretion. The allocated amount charged to operations and contributed to the plan in 2006 and 2005 was $18,409 and $17,610, respectively.

SUPPLEMENTARY INFORMATION

BCG Securities, Inc.
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2006

Total Stockholder's Equity	$	138,290
Deductions:		
Non-allowable assets		
12-B1 Fees receivable		35,000
Other receivables		9,270
Prepaid expenses		28,795
Other assets		3,212
Equipment, net		1,417
		77,694
Net capital	$	60,596
Aggregate indebtedness	$	282,911
Minimum net capital required	$	18,861
Net capital over minimum requirement	$	41,735
Excess net capital at 1000%	$	32,305
Percentage of aggregate indebtedness to net capital		4.67 to 1

Reconciliation with Company's Computation,
Included in Part II A of Form X-17A-5, as of December 31, 2006

Net capital as reported in company's December 31, 2006, FOCUS reports	$	60,596
Audit adjustments		--
Net capital, as stated above	$	60,596

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5 For a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
BCG Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of BCG Securities, Inc. as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, P.C.

Princeton, New Jersey
February 22, 2007

END